Filed by Valeant Pharmaceuticals International, Inc. (Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

The following list of questions and answers was made available to certain employees of Valeant on April 22, 2014:

Questions for Doctors

1)	Can you explain what is going on? Are you buying Allergan? How does this work?

•	Valeant has announced that it submitted a merger proposal to Allergan’s Board. We chose to make our proposal public because Allergan’s management has not been receptive to our overtures for over eighteen months and has made it clear privately and publicly that it is not interested in a deal with us. We are committed to completing this transaction. We view the combination of Allergan and Valeant as a compelling transaction that further establishes our commitment to the areas in which we have been growing, including aesthetics, ophthalmology, and dermatology. We believe this transaction will allow Valeant to continue to build on our goal of being the best long-term partner to our customers through offering innovative programs and the most comprehensive portfolio of products that enable you to meet the needs of your patients.

2)	Who will my rep be when this is done?

•	For now, there is no agreement between Valeant and Allergan and the two will continue to run as separate companies until a transaction, if any, is completed. At this point, there are no changes being made to our sales team, sales force structure, or program of offerings. When, and if, we do need to make decisions, we will go through a process of determining the best structure for servicing our customers and ensuring the best fit for each territory. We will strive to identify the best person for each opportunity based on historical performance, customer focus, and fit with our operating principles.

3)	Will you maintain MVP or APP?

•	For now, there is no agreement between Valeant and Allergan and the two will continue to run as separate companies until a transaction, if any, is completed. All products and programs will continue to be offered in their current state. There has not been any decision on what future programs will look like. Any changes would be considered in connection with an agreed transaction.

4)	What will happen to the partnership with Mentor?

•	For now, there is no agreement between Valeant and Allergan and the two will continue to run as separate companies until a transaction, if any, is completed. All products and programs will continue to be offered in their current state. There has not been any decision on what future programs will look like. Any changes would be considered in connection with an agreed transaction.

5)	What will happen to the APC and SAM teams? Will they still exist?

•	For now, there is no agreement between Valeant and Allergan and the two will continue to run as separate companies until a transaction, if any, is completed. At this point, there are no changes being made to our sales teams or sales force structure. There has not been any decision on what the future sales teams or sales force structure will look like. Any changes would be considered in connection with an agreed transaction.

6)	What will you do to Brilliant Distinctions?

•	For now, there is no agreement between Valeant and Allergan and the two will continue to run as separate companies until a transaction, if any, is completed. All products and programs will continue to be offered in their current state. There has not been any decision on what future programs will look like. Any changes would be considered in connection with an agreed transaction.

7)	What will you do to the Direct-to-Consumer TV ads that bring so many patients to my office?

•	For now, there is no agreement between Valeant and Allergan and the two will continue to run as separate companies until a transaction, if any, is completed. All products and programs will continue to be offered in their current state. There has not been any decision on what future programs will look like. Any changes would be considered in connection with an agreed transaction.

8)	What will happen to the Allergan headquarters?

•	We are not proposing any changes at this time. We have informed Allergan that we are open to discussing all social issues, including the U.S. headquarters location of the combined company, if any.

9)	What will happen to the Allergan management team?

•	We are not proposing any changes at this time. Decisions on personnel, if any, will be decided upon as we move further through this process. Any changes would be considered in connection with an agreed transaction.

10)	What will happen to the Allergan marketers?

•	We are not proposing any changes at this time. Decisions on personnel, if any, will be decided upon as we move further through this process. Any changes would be considered in connection with an agreed transaction.

11)	What will happen to the Allergan R&D programs? Will you just shut them down?

•	We are not proposing any changes at this time. Decisions on R&D and other programs, if any, will be decided upon as we move further through this process. Any changes would be considered in connection with an agreed transaction.

•	To the extent a transaction, if any, is completed, we plan to spend at least $300 million a year on phase 3 programs, current and future line extensions, and life cycle management programs. We would also continue to fund both companies’ late-stage development programs, but we would sell, partner or eliminate Allergan’s earlier stage programs where Allergan’s track record has been largely unproductive over the past two decades.

12)	Will you have to get rid of any aesthetic products?

•	We have been very pleased with the success we have achieved with Dysport, Restylane, and Perlane and are proud of all the momentum these products have as a result of our sales force’s efforts. Given this, one of the most difficult aspects of this transaction is the fact that these products have been identified as key potential divestitures. We are actively engaged in discussions with third parties with respect to the assets that we expect to sell, however, at this point we remain committed to the successful marketing of these products and continued high levels of customer service, particularly because there can be no assurance of a transaction. These products play an important role in the marketplace and will continue to do so beyond the completion of this transaction. We will continue to ensure your practices receive support for these products both through the period leading up to completion of the transaction and beyond.

13)	Will you have to get rid of any dermatology products?

•	Our antitrust lawyers have analyzed this transaction, and have identified the key areas of potential overlap. We believe we can address these potential overlaps expeditiously, and believe that any related divestitures would not be material to the transaction. The key divestitures that we have identified are Dysport, Restylane, and Perlane.

14)	Will you have to get rid of any eye care products?

•	Our antitrust lawyers have analyzed this transaction, and have identified the key areas of potential overlap. We believe we can address these potential overlaps expeditiously, and believe that any related divestitures would not be material to the transaction. The key divestitures that we have identified are Dysport, Restylane, and Perlane.

15)	I’m worried one of the companies won’t be around for long and I won’t get any support, particularly on Dysport and Restylane/Perlane. Should I hold off on purchasing product?

•	No. At this time we are completely committed to our current portfolio of product offerings and will remain focused on servicing our customers at a high level. At Valeant, it is “business as usual” and you can count on our continued focus on the customer. Dysport and Restylane/Perlane play an important role in the marketplace and will continue to do so beyond the completion of this transaction. We will continue to ensure your practices receive support for these products both through the period leading up to completion of any transaction and beyond.

16)	Will you own both Dysport and Botox? Which will you get rid of and why? What will happen to the product you get rid of?

•	We have been very pleased with the success we have achieved with Dysport and are proud of all the momentum it has as a result of our sales force’s efforts. Given this, one of the most difficult aspects of this transaction is the fact that Dysport has been identified as potential divestiture. We are actively engaged in discussions with third parties with respect to the assets that we expect to sell, however, at this we remain committed to the successful marketing of the product and continued high levels of customer service, particularly because there can be no assurance of a transaction. Dysport plays an important role in the marketplace and will continue to do so beyond the completion of this transaction. We will continue to ensure your practices receive support for Dysport both through the period leading up to completion of any transaction and beyond.

17)	Will you own both Restylane/Perlane and Juvederm? Which will you get rid of and why? What will happen to the product you get rid of?

•	We have been very pleased with the success we have achieved with Restylane/Perlane and are proud of all the momentum it has as a result of our sales force’s efforts. Given this, one of the most difficult aspects of this transaction is the fact that Restylane/Perlane has been identified as potential divestiture. We are actively engaged in discussions with third parties with respect to the assets that we expect to sell, however, at this we remain committed to the successful marketing of the product and continued high levels of customer service, particularly because there can be no assurance of a transaction. Restylane/Perlane plays an important role in the marketplace and will continue to do so beyond the completion of this transaction. We will continue to ensure your practices receive support for Restylane/Perlane both through the period leading up to completion of any transaction and beyond.

18)	Will you own both Obagi and SkinMedica? Will you have to get rid of any products? What will happen to the product you get rid of?

•	Our antitrust lawyers have analyzed this transaction, and have identified the key areas of potential overlap. We believe we can address these potential overlaps expeditiously, and believe that any related divestitures would not be material to the transaction. The key divestitures that we have identified are Dysport, Restylane, and Perlane.

19)	What if I have a consulting agreement in place with Allergan?

•	For now, there is no agreement between Valeant and Allergan and the two will continue to run as separate companies until a transaction, if any, is completed. All agreements will remain in their current state. There has not been any decision on what future agreements will be needed. Any such decision would be made in connection with an agreed transaction.

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant Pharmaceuticals International, Inc.’s (“Valeant”) offer to acquire Allergan, Inc. (“Allergan”), its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the Securities and Exchange Commission (the “SEC”) and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to:

•	the ultimate outcome of any possible transaction between Valeant and Allergan including the possibilities that Valeant will not pursue a transaction with Allergan and that Allergan will reject a transaction with Valeant;

•	if a transaction between Valeant and Allergan were to occur, the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

•	the effects of the business combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

•	the effects of governmental regulation on our business or potential business combination transaction;

•	ability to obtain regulatory approvals and meet other closing conditions to the transaction, including all necessary stockholder approvals, on a timely basis;

•	our ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•	the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and

•	the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Valeant has made for a business combination transaction with Allergan. In furtherance of this proposal and subject to future developments, Valeant and Pershing Square Capital Management, L.P. (“Pershing Square”) (and, if a negotiated transaction is agreed, Allergan) may file one or more registration statements, proxy statements or other documents with the U.S. Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH

THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Valeant on April 21, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.